CONSOLIDATED FINANCIAL STATEMENTS

IMTT Holdings Inc.
Years Ended December 31, 2007 and December 31, 2006

Independent Auditors’ Report

The Board of Directors
IMTT Holdings Inc.:

We have audited the accompanying consolidated balance sheet of IMTT Holdings Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and other comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financing reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IMTT Holdings Inc. as of December 31, 2007 and 2006, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, effective December 31, 2007 the Company adopted Financial Accounting Standards Board No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/ KPMG LLP

New Orleans, Louisiana
February 27, 2008

IMTT HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS			LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006		2007	2006
CURRENT ASSETS:			CURRENT LIABILITIES:
Cash and temporary investments (Note 2)	$4,951,000	$36,068,000	Accounts payable	$24,943,000	$12,690,000
Accounts and accrued interest receivable, net of			Accrued liabilities (Note 14)	26,622,000	21,453,000
allowance of $503,000 ($352,000 in 2006)	37,441,000	28,915,000	Dividends payable	14,000,000	14,000,000
Inventories (Note 2)	5,739,000	5,647,000	Current portion of long-term debt (Note 4)	2,787,000	40,369,000
Prepaid expenses and deposits (Notes 7 and 14)	10,991,000	7,444,000
			Total current liabilities	$68,352,000	$88,512,000
Total current assets	$59,122,000	$78,074,000

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 6 and 9):
Land	$29,997,000	$28,368,000	OTHER LONG-TERM LIABILITIES (Notes 2, 4, 5, and 14)	$78,212,000	$38,054,000
Terminal and other facilities	1,078,908,000	839,631,000

	$1,108,905,000	$867,999,000	LONG-TERM DEBT (Notes 3, 4 and 8)	$481,288,000	$226,014,000

Less - Accumulated depreciation	(384,099,000)	(340,948,000)

	$724,806,000	$527,051,000	DEFERRED INCOME TAXES (Notes 2 and 7)	$95,442,000	$91,207,000

OTHER ASSETS:
Debt issue costs, net (Note 2)	$3,509,000	$1,093,000	COMMITMENTS AND CONTINGENCIES (Note 6)
Investment in foreign terminal	-	4,432,000
Receivable from related parties, net (Note 3)	14,000	65,000
Investment in NTL venture (Note 2)	11,144,000	9,473,000
Tax-exempt bond escrow investments (Notes 2, 4 and 13)	55,525,000	-	MINORITY INTEREST	$2,590,000	$-
Other (Notes 2, 5 and 14)	8,414,000	10,247,000

	$78,606,000	$25,310,000	SHAREHOLDERS' EQUITY (Notes 9, 10 and 11)	$136,650,000	$186,648,000

	$862,534,000	$630,435,000		$862,534,000	$630,435,000

The accompanying notes are an integral part of these balance sheets.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
REVENUES:
Tank storage and terminal charges (Note 12)	$247,205,000	$203,882,000
Other rental income	2,068,000	1,634,000
Railroad operations	1,460,000	1,350,000
Other income (Notes 2, 3 and 6)	4,595,000	2,977,000
Environmental response services	24,464,000	18,599,000

Total revenues	$279,792,000	$228,442,000

EXPENSES:
Terminals -
Labor costs (Note 5)	$61,170,000	$53,677,000
Repairs and maintenance (Note 6)	21,363,000	17,886,000
Real and personal property taxes	9,544,000	8,287,000
Other operating	43,649,000	32,243,000
Total terminal operating expenses	$135,726,000	$112,093,000
Environmental response affiliate expenses	19,339,000	11,941,000
General and administrative (Notes 3 and 5)	24,435,000	22,350,000
Interest expense (Notes 2, 3 and 4)	14,349,000	15,759,000
Make whole payment on early extinguishment of private placement debt (Note 4)	12,337,000	-
Depreciation and amortization (Notes 2 and 9)	36,025,000	31,056,000
Mark-to-market loss (gain) of non-hedging derivatives (Notes 2 and 4)	21,022,000	(1,930,000)
	$263,233,000	$191,269,000

INCOME BEFORE INCOME TAXES	$16,559,000	$37,173,000

(PROVISION) CREDIT FOR INCOME TAXES (Notes 2 and 7):
Current	$(1,434,000)	$(1,766,000)
Deferred	(5,642,000)	(14,793,000)

	$(7,076,000)	$(16,559,000)

MINORITY INTEREST	$143,000	$-

NET INCOME	$9,626,000	$20,614,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
NET INCOME	$9,626,000	$20,614,000

OTHER COMPREHENSIVE INCOME (LOSS)

DERIVATIVES (Notes 2 and 4):

Mark-to-market adjustment of $36.3 million interest rate swap agreement	156,000	(156,000)

Reclassification to interest expense of loss on $60 million
treasury lock agreement	928,000	102,000

NET DERIVATIVES	1,084,000	(54,000)

MINIMUM PENSION LIABILITY ADJUSTMENT

Lemont union plan (Note 5)	-	(179,000)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	2,087,000	-

TAX EFFECTS OF ITEMS INCLUDED IN OTHER
COMPREHENSIVE INCOME	(1,290,000)	83,000

OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)	1,881,000	(150,000)

COMPREHENSIVE INCOME	$11,507,000	$20,464,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

BALANCE, DECEMBER 31, 2005 (Note 10)	$81,121,000

NET INCOME	20,614,000

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 2, 4, 5 and 10)	(150,000)

CASH CONTRIBUTIONS, NET OF RELATED COSTS (Note 9)	241,892,000

DISTRIBUTIONS (Note 11)	(156,829,000)

BALANCE, DECEMBER 31, 2006 (Note 10)	$186,648,000

NET INCOME	9,626,000

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 2, 4, 5 and 10)	1,881,000

CASH CONTRIBUTIONS, NET OF RELATED COSTS	-

DISTRIBUTIONS (Note 11)	(56,000,000)

ADJUSTMENT TO ACCUMULATED OCI ON ADOPTION OF SFAS # 158
Pension plans	(6,899,000)
Post-retirement health/life plans	(2,336,000)

Tax effects of adjustment to Accumulated OCI on adoption of SFAS #158	3,730,000
Net SFAS # 158 adjustment	(5,505,000)

BALANCE, DECEMBER 31, 2007 (Note 10)	$136,650,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,626,000	$20,614,000
Adjustments to reconcile net cash
provided by operating activities
Depreciation and amortization	36,025,000	31,056,000
Bad debt expense	65,000	-
(Increase) decrease in accounts and accrued interest receivable	(8,432,000)	15,950,000
(Increase) in inventories	(77,000)	(251,000)
(Increase) decrease in prepaid expenses and deposits	(2,846,000)	592,000
(Increase) in investment in foreign terminal	-	(283,000)
(Increase) in other assets	(177,000)	(620,000)
Increase (decrease) in accounts payable	3,323,000	(8,991,000)
Increase (decrease) in accrued liabilities	2,349,000	(6,126,000)
Increase in deferred income taxes	5,642,000	14,793,000
Increase (decrease) in other long-term liabilities	32,539,000	(1,312,000)
(Decrease) in minority interest	(143,000)	-
Amortization of treasury lock agreement	928,000	102,000
Make-whole interest payment on early extinguishment of private placement debt	12,337,000	-
Loss on sale/retirement of assets	10,000	1,277,000
(Gain) on sale of investment in joint venture	-	(10,000)

Net operating cash flows	$91,169,000	$66,791,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant assets	$(209,124,000)	$(88,784,000)
(Increase) in other assets	-	(3,791,000)
Tax-exempt bond escrow investments	(55,525,000)	-
Sale of investment in joint venture	-	130,000
Proceeds from sale of fixed assets	192,000	1,905,000

Net investing cash flows	$(264,457,000)	$(90,540,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (payments) under U.S. bank syndicate line of credit agreements	$99,810,000	$(34,800,000)
Net (payments) under private placement debt agreements	(110,000,000)	-
Net borowing under tax-exempt bond agreements	215,000,000	-
Net other debt (payments)	(13,245,000)	(26,640,000)
Make-whole interest payment on early extinguishment of private placement debt	(12,337,000)	-
Distributions to shareholders	(56,000,000)	(142,829,000)
Contributions from shareholders, net of related costs	-	241,892,000
Net receipts (payments) of receivables/payables with related parties	(1,000)	8,988,000
Loans from shareholders	22,344,000	11,172,000
Debt issue cost incurred	(3,343,000)	(257,000)

Net financing cash flows	$142,228,000	$57,526,000

Net increase (decrease) in cash and temporary investments	$(31,060,000)	$33,777,000

Net (decrease) in cash due to currency translation	$(57,000)	$-

Cash and temporary investments at beginning of year	36,068,000	2,291,000

Cash and temporary investments at end of year	$4,951,000	$36,068,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
Interest (net of amount capitalized)	$27,872,000	$14,478,000
Income taxes	3,238,000	2,905,000

The accompanying notes are an integral part of these statements.

IMTT HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

(1) Nature of operations and organization

IMTT Holdings Inc. (“IHI”) formerly Loving Enterprises Inc., owns 100% of various corporations and limited liability companies (International Tank Terminals, L.L.C. and Affiliates, “ITT and Affiliates”) who in turn own 100% of various operating entities, primarily partnerships (“IMTT Combined”). The following chart summarizes the relationship of the various ITT and Affiliates and IMTT Combined entities.

Parent Entities (ITT and Affiliates)		Subsidiary/Operating Entities (IMTT Combined)
99% Ownership *	1% Ownership *
International Tank Terminals, L.L.C.	ITT-Storage, Inc.	International-Matex Tank Terminals
International Tank Bayonne, Inc. (100%)	-	Bayonne Industries, Inc.
International Tank Bayonne, Inc.	ITT-Bayonne Storage, Inc.	IMTT-Bayonne
ITT-BX, Inc.	ITT-BX Storage, Inc.	IMTT-BX
ITT-Pipeline, Inc.	ITT-Pipeline Partner, Inc.	IMTT-Pipeline
ITT-BC, Inc. (50%)	ITT-Interterminal Pipeline, Inc. (50%)	IMTT-BC
ITT-Gretna, L.L.C.	ITT-Gretna Storage, Inc.	IMTT-Gretna
ITT-Chesapeake, Inc.	ITT-Chesapeake Storage, Inc.	IMTT-Chesapeake
ITT-Richmond, Inc.	ITT-Richmond Storage, Inc.	IMTT-Richmond
ITT-Richmond-CA, Inc.	ITT-Richmond-CA Storage, Inc.	IMTT-Richmond-CA
ITT-Illinois, Inc.	ITT-Illinois Storage, Inc.	IMTT-Illinois
ITT-Petroleum Management, Inc.	ITT-SPR Partner, Inc.	IMTT-Petroleum Management
ITT-Geismar, L.L.C.	ITT-Geismar Storage, Inc	IMTT-Geismar
International Environmental Services, Inc.	ITT-IEP Partner, Inc.	International Environmental Partners
ITT-NTL, Inc. (100%)	-	IMTT-NTL, Ltd.
*Unless noted otherwise below

The IMTT Combined entities primarily provide bulk liquid storage and handling services in North America through terminals located on the East, West and Gulf Coasts as well as the Great Lakes region of the United States and in Quebec and Newfoundland, Canada, with the predominant terminals located in New York harbor and on the Mississippi River near the Gulf of Mexico. Petroleum products, vegetable and tropical oils, renewable fuels, and various chemicals are stored and handled.

International-Matex Tank Terminals (IMTT) is a partnership formed in 1975 to own and operate bulk liquid storage terminal facilities in St. Rose and Avondale, Louisiana. Bayonne Industries, Inc. (BII) is a New Jersey corporation which owns terminal facilities in Bayonne, New Jersey and was purchased in 1983. IMTT-Bayonne is a partnership formed in 1983 to operate New Jersey terminal assets. The IMTT-BX partnership was formed in 1993 to acquire the terminal facility adjacent to BII’s tank terminal on April 1, 1993. IMTT-BC is a partnership organized in 1996 to purchase certain terminal assets in 1997, 2003, and 2004 that are contiguous to the existing Bayonne terminal. IMTT-Pipeline is a partnership formed in 1996 to own a pipeline utilized in the transfer of products by IMTT-Bayonne and other third parties. IMTT-Bayonne leases and operates tank terminal and warehouse facilities owned by BII, IMTT-BX, and IMTT-BC in Bayonne, New Jersey/New York Harbor. IMTT-Gretna is a partnership formed in 1990 to purchase and operate a bulk liquid storage terminal in Gretna, Louisiana. IMTT-Chesapeake and IMTT-Richmond are partnerships formed in 1991 to purchase and operate bulk liquid storage terminals in Chesapeake and Richmond, Virginia, respectively. IMTT-Petroleum Management is a partnership formed in 1992 to own an interest in a joint venture operating the United States Strategic Petroleum Reserve. IMTT-Richmond-CA is a partnership formed in 1995 to purchase and operate a bulk liquid storage terminal in Richmond, California. IMTT-Illinois (formerly, IMTT-Lemont) is a partnership formed in 1997 to purchase and operate terminal facilities in Lemont and Joliet, Illinois. IMTT-NTL, Ltd. is a Canadian corporation formed in 1997 to own an interest in and manage a terminal in Newfoundland, Canada. IMTT-Quebec Inc., a 66 2/3% owned subsidiary of IMTT, operates a bulk liquid storage terminal located in Quebec, Canada. IMTT-Geismar is a partnership formed in 2006 to construct and operate a chemical logistics facility in Geismar, Louisiana (see Note 6). In 2006 and 2007 it derived revenue from providing dock operation services to third parties. International Environmental Partners is a partnership formed in 1999 to own an entity that provides environmental response and other services to the terminals and others.

(2) Summary of significant accounting policies

Consolidation:

The accounts of IHI have been consolidated with those of ITT and Affiliates as well as those of IMTT Combined after eliminating all intercompany account balances and transactions (“IHI Consolidated”). IMTT Combined consists of the operating entities, primarily partnerships, previously described, consolidated with their wholly-owned subsidiary, IMTT-Finco (“The Partnerships”) further combined with the Canadian corporation, IMTT-NTL, Ltd. (“IMTT Combined”).

Revenue recognition:

Contracts for the use of storage capacity at the various terminals predominantly have non-cancelable terms of from one to five years. These contracts generally provide for payments for providing storage capacity throughout their term based on a fixed rate per barrel of capacity leased, as adjusted annually for inflation indices. Contracts are classified and accounted for as operating leases in accordance with generally accepted accounting principals and revenue is recognized ratably over their term. Revenue from the rendering of ancillary services (e.g. product movement (thruput), heating, mixing, etc.) is recognized as the related services are performed. Thruput revenues are not recognized until the thruput quantity specified in the contract for the applicable period is exceeded. Payments received prior to the related services being performed or as a reimbursement for specific fixed asset additions or improvements related to a customer’s contract are recorded as deferred revenue and included in other long-term liabilities in the accompanying balance sheet and ratably recognized as storage revenues over the contract term. Environmental response services revenues are recognized as services are rendered.

Cash and temporary investments:

Cash and temporary investments at December 31, 2007 and 2006 included highly liquid investment of excess cash held in money market accounts earning market interest rates and available for operating and other needs on a daily basis.

Inventories:

Inventories which consist primarily of back-up fuel supplies, chemicals and supplies used in packaging anti-freeze for customers, spare parts used in maintenance activities, and spill response materials are carried at cost which is equal to or less than their fair market value.

Property, plant and equipment:

Property, plant and equipment is carried at cost including applicable construction period interest. Construction period interest (including related letter of credit fees) of $6,882,000 and $2,369,000 was capitalized in 2007 and 2006, respectively. Depreciation is provided using the straight-line method over lives which range from 15 to 30 years for the terminal facility and 3 to 8 years for furniture, fixtures and equipment. Costs which are associated with capital additions and improvements or that extend the useful lives or increase service capacity of assets are capitalized; costs of maintenance and repairs are expensed. Terminal fixed assets with a net book value of $718,165,000 at December 31, 2007 are utilized to provide storage capacity and related services to customers/lessees. Terminal assets with a cost of approximately $18.6 million were purchased in 2007 in connection with the acquisition of a chemical terminal in Joliet, Illinois and recorded in land and terminal facilities based on their fair market value.

Debt issue costs:

Costs incurred related to issuing tax-exempt bonds and entering into bank lines of credit (See Note 4) are capitalized as debt issue costs in the accompanying balance sheet and amortized over the term of the related debt.

Tax-exempt bond escrow investments:

This caption primarily consists of short-term corporate debt instruments which are accounted for at cost and adjusted for accretion to their par amount at maturity. See Note 13 for further details.

Other assets:

Costs incurred to deepen vessel draft at the Partnerships' docks as well as those incurred periodically to maintain draft depths for more than one year are capitalized and amortized over their estimated useful lives (3 to 20 years) as a planned major maintenance activity. $3,791,000 of such costs were capitalized in 2006. Amortization of such costs was $1,865,000 and $1,356,000 in 2007 and 2006, respectively.

Investment in NTL venture:

On July 21, 1997 IMTT-NTL, Ltd. acquired a 20% interest in Newfoundland Transshipment Limited (NTL), a Canadian corporation which owns and operates a storage and transshipment terminal located in Newfoundland. The investment is shown in the accompanying balance sheet at cost adjusted for the push down accounting method ($11,144,000 at December 31, 2007). NTL guarantees its shareholders a minimum 12% return on investment. This return on investment ($1,251,000 and $1,307,000 for 2007 and 2006, respectively) has been recorded as other income in the accompanying income statements as its ultimate realization is reasonably assured based on the nature of its operations and the involvement of major oil companies as customers and shareholders.

Income taxes:

Income tax expense includes federal and state taxes currently payable as well as deferred taxes arising from temporary differences between income for financial reporting and income tax reporting purposes. Deferred income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109. These temporary differences consist primarily of fixed asset basis differences as well as various expenses which affect the financial statements and tax returns in different periods. Differences in the basis of the fixed assets for accounting and income tax reporting purposes exist primarily as a result of different depreciation methods and lives used for financial and income tax reporting purposes, involuntary conversion treatment, for income tax purposes, of proceeds received from asset expropriations and settlement of insurance coverage for property damage, as well as the application of the push down accounting method to the purchase of Van Ommeren's partnership interest (see Note 9). Operating loss and tax credit carryforwards are recognized as reductions to net deferred income tax liabilities if it is likely that their benefit will be realized.

Derivatives:

IHI Consolidated has entered into certain derivative instruments to hedge or fix the interest cost of certain borrowings. See Note 4. These derivative instruments are accounted for at fair market value in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” To the extent they meet the criteria as an effective cash flow hedge in accordance with that accounting standard, changes in the fair market value of these derivatives are recorded as components of other comprehensive income. Derivative instruments which are determined to be ineffective in meeting hedge criteria are recognized at fair value in the accompanying balance sheet (losses are included in other long-term liabilities) and changes therein are recognized in earnings as a component of periodic net income.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Some of the more important estimates and assumptions concern depreciation methods and lives, future environmental remediation costs and pension plan discount rates and rates of return on plan assets. Actual results may differ from those estimates and assumptions.

Foreign currency translation:

The balance sheet accounts of IMTT-NTL, Ltd. and IMTT-Quebec Inc. are translated from their foreign currency (Canadian dollars) to U.S. dollars at exchange rates in effect at the end of the year, and income statement accounts are translated at average exchange rates for the year. Translation gains or losses as a result of changes in the exchange rate are recorded as a component of other comprehensive income.

Reclassifications:

Certain balances in the accompanying 2006 financial statements have been reclassified to conform to their presentation in 2007.

(3) Related party transactions

During 2007 and 2006, IHI Consolidated paid or accrued $2,007,000 and $2,203,000, respectively to entities related to a group of shareholders for legal services and office rent which are recorded as general and administrative expense in the accompanying income statement. IHI Consolidated charged a fee to another entity owned by a group of shareholders of $160,000 in 2006 which is recorded as other income in the accompanying income statement. In 2003 through 2005, employees of entities related to one of the partners were participants in the Partnerships’ pension plan and were allocated a portion of the annual benefit cost based on information supplied by the Plan’s actuary. In 2006, these employees became participants of benefit plans of entities related to one of the partners and the Partnerships’ pension plan recognized the settlement of its liability to this group of employees. See Note 5 for further details. Receivable from affiliates of $14,000 at December 31, 2007 and $65,000 at December 31, 2006 consists of receivables from entities affiliated with one of the partners. Interest income recorded on these balances and recognized in the accompanying financial statements is $150,000 for 2006. In accordance with the terms of the shareholders’ agreement, IHI has loans outstanding to a group of shareholders at December 31, 2007 and 2006 of $33,516,000 and $11,172,000, respectively. Interest accrued on these loans for 2007 and 2006 was $1,317,000 and $210,000, respectively.

(4) Long-term debt and related derivatives

Long-term debt consists of the following:
	2007	2006
Tax-exempt N.J.E.D.A. bonds, 3.60% at December 31, 2007 (3.95% at December 31, 2006)	$30,000,000	$30,000,000
Tax-exempt N.J.E.D.A. bonds of terminated El Dorado joint venture, 3.60% at December 31, 2007 (3.95% at December 31, 2006)	6,300,000	6,300,000
Tax-exempt Ascension Parish bonds, 3.44% at December 31, 2007	165,000,000	-
Tax-exempt L.P.F.A. bonds, 3.44% at December 31, 2007	50,000,000	-
Unsecured notes payable under revolving bank U.S. credit facility (averaging 5.77% at December 31, 2007)	84,000,000	-
Notes payable under revolving credit facilities with a Canadian Bank, averaging 5.58% at December 31, 2007 (5.55% at December 31, 2006)	23,379,000	3,907,000
7.15% note purchase agreement with final maturity of November 28, 2016	-	60,000,000
8% note purchase agreement with final maturity of November 28, 2016	-	50,000,000
Capitalized land sublease due in monthly installments through October, 2011 with interest at 7%	806,000	968,000
Loans from shareholders, 5.50%, due in quarterly installments over a 15 year period beginning March 31, 2008	33,516,000	11,172,000
Notes payable to a bank, 5.845% at December 31, 2007 (6.35% at December 31, 2006)	91,000,000	104,000,000
Other	74,000	36,000
	$484,075,000	$266,383,000
Less - Current maturities	(2,787,000)	(40,369,000)
	$481,288,000	$226,014,000

In 1993, BII and IMTT-Bayonne received the proceed of and became obligated for $30,000,000 of tax-exempt New Jersey Economic Development Authority (N.J.E.D.A.) Dock Facility Revenue Refunding Bonds (the Bonds) to refinance and retire previously issued tax-exempt industrial development revenue bonds.

In accordance with the terms of the Bond indenture, BII and IMTT-Bayonne select from four interest rate-setting frequency modes; daily, weekly, CP (from 30 to 269 days) and adjustable rate mode (at least six months). The interest rates for these various alternatives are determined by the remarketing agent as the lowest rate that will allow the Bonds to be sold at par based on the current market conditions. For all of 2007 and 2006, the Bond interest rate was set under the daily rate mode.

The Bonds are secured by $30,473,000 of irrevocable letters of credit, which expire June, 2012 (if not extended), issued by the banks under the credit facility discussed below.

The Bonds mature on December 1, 2027 but are subject to optional and mandatory tender, as well as various redemption provisions, at 100% of principal and accrued interest (plus applicable premium if the Bonds are in the adjustable rate mode). When in the daily or weekly rate mode, bond owners may, at their option, tender the Bonds to the remarketing agent for payment of principal and accrued interest.

The Bonds are also subject to mandatory tender provisions in the following cases: 1) each time the interest rate mode is converted, 2) if the related letters of credit are released or allowed to terminate or expire without replacement or extension, 3) substitution of an alternate credit facility for an existing letter of credit, if certain conditions are not met and 4) on each CP rate reset date. After tender, if sufficient funds are not available from remarketing the Bonds, the bond owners could be paid from the proceeds of a draw on the related letters of credit, or, should sufficient funds not be available from letters of credit, the Bonds could be purchased by BII and IMTT-Bayonne. The Bonds may be redeemed at various times at the direction of BII and IMTT-Bayonne while in any rate mode and are also subject to mandatory redemption if the Bonds are determined to be taxable.

IMTT-BC is responsible for the payment of principal (due December 1, 2021) and related interest of a $6.3 million New Jersey Economic Development Authority tax-exempt bond issue of a terminated joint venture. Interest terms on these bonds are similar to those issued by BII and IMTT-Bayonne discussed previously. These bonds are secured by a $6,404,000 irrevocable letter of credit issued by the banks under the credit facility discussed below.

In July, 2007, IMTT-Geismar received the proceeds of and became obligated for $165 million of tax-exempt Industrial Development Board of the Parish of Ascension, Louisiana, Inc. revenue bonds to finance construction of a chemical liquid logistics facility in Geismar, Louisiana. At the same time, IMTT received the proceeds of and became obligated for $50 million of tax-exempt Louisiana Public Facilities Authority (L.P.F.A.) revenue bonds to finance the expansion of liquid terminal facilities at its St. Rose, Louisiana terminal. Both of these tax-exempt financing mature on June 1, 2037 and are secured by irrevocable letters of credit ($167,170,000 and $50,658,000, respectively) issued by the banks under the credit facility discussed below. These two tax-exempt financings have interest rate setting modes, optional and mandatory tender and redemption provisions similar to the NJEDA tax-exempt bonds. For all of 2007 the rate on these bonds was set under the weekly rate mode. At December 31, 2007, $55,525,000 of proceeds under these two tax-exempt financings remain in escrow available to fund future construction costs.

In June, 2007 IMTT Combined replaced and increased its existing U.S. bank credit facility with a new bank credit facility. This $600 million unsecured revolving U.S. credit facility is with an eighteen bank syndicate and expires in June, 2012. IMTT and IMTT-Bayonne are the borrowers under this agreement which is guaranteed by all the remaining entities comprising IMTT Combined except IMTT-NTL, Ltd. and IMTT-Quebec Inc. Also, a majority of the outstanding stock of IMTT-NTL, Ltd. and IMTT-Quebec Inc. is pledged in repayment of this debt.

IMTT and IMTT-Bayonne can borrow, at their option, for various periods under the agreement at LIBOR plus .55% to 1.50%, with the percentage added to LIBOR dependent upon the ratio of debt to earnings before interest, taxes and depreciation and amortization, as defined. Loans are also available at the banks’ base rate.

The U.S. bank credit facility includes the availability for the issuance of letters of credit. Letters of credit outstanding under this facility at December 31, 2007 ($256,223,000) primarily secure obligations under certain tax-exempt bonds referred to previously. Loans of $84 million were outstanding under this facility at December 31, 2007, thus leaving $259,777,000 available under of this credit facility at December 31, 2007.

IMTT Combined is subject to various covenants under this credit facility. The primary covenants require the maintenance of certain ratios, as defined, of combined 1) debt to earnings before interest, income taxes and depreciation and amortization, and 2) earnings before interest, income taxes and depreciation and amortization to interest expense. The loan agreement also restricts liens on assets, additional investments and loans, sales or dispositions of assets and change of control, as defined, among other requirements.

At December 31, 2006 the prior bank facility was scheduled to terminate at November, 2007, therefore the outstanding bank debt balance of $3,907,000 as well as the $36,300,000 of New Jersey tax-exempt bonds which were secured by letters of credit issued under this bank credit facility were classified as current liabilities in the accompanying December 31, 2006 balance sheet.

IMTT-Finco entered into a $60 million note purchase agreement in November, 2001 and a $50 million note purchase agreement in April, 2002 (private placement debt). These agreements charged interest throughout their term at 7.15% and 8%, respectively. Annually, beginning November 28, 2010, note principal installments of $8,571,500 and $7,142,850, respectively, were due until the final principal payment on November 28, 2016. In June, 2007 these notes were paid and extinguished before their scheduled maturity and a “make-whole amount” of $12,337,000 was paid and recorded as an additional expense in the 2007 statement of income.

In 2007, IMTT-NTL, Ltd. and IMTT-Quebec Inc. entered into a $25 million (U.S. equivalent) revolving credit facility with a Canadian bank. Loans under this facility are available in Canadian dollars at bankers' acceptances rates plus spreads based on the ratio of debt to earnings before interest, income taxes and depreciation and amortization identical to those under the $600 million bank syndicate U.S. credit facility or at prime rates. This facility which terminates June, 2012 has covenants, guarantees and stock pledges identical to the $600 million bank syndicate U.S. credit facility.

The interest rate on the borrowings under the tax-exempt bonds and the revolving bank credit facilities discussed previously adjusts periodically depending on their individual terms as previously described. In an effort to achieve a more stable interest cost and reduce the risk of rising interest rates and expense, four interest rate swap agreements with three large banks were entered into whereby IMTT Combined swapped floating rates for fixed rates. The primary terms and the accounting treatment of these financial instruments are described below.

	Swap 1		Swap 2		Swap 3		Swap 4
Notional amount	$50,000,000		$36,300,000		$125,000,000 *		$70,000,000 **
Term	10/97-10/07		10/07-10/12		7/07-6/17		10/07-3/17
Fixed rate paid	6.4%		3.41%		3.662%		5.507%
Floating rate received	Quarterly Libor		67% of monthly Libor		67% of monthly Libor		Quarterly Libor
	2007	2006	2007	2006	2007	2006	2007	2006
Floating rate at year end	-	5.37%	3.35%	-	3.35%	-	4.83%	-
Net interest expense (income ) for year	$415,000	$665,000	$11,000	-	$116,000	-	$60,000	-
Fair market value at year end (liability) ****	-	$(546,000)	$(1,104,000)	$(156,000)	$(10,029,000)	-	$(8,399,000)	-
Change in fair market value for year (gain)/loss	$(546,000)	$(1,136,000)	$1,104,000	$156,000***	$10,029,000	-	$8,399,000	-

*	Increases to $175 million at 1/1/08 and $215 million at 1/1/09
**	Increases annually to $200 million at 12/31/12
***	Other comprehensive income
****	Included in other long-term liabilities in the accompanying balance sheets.

In connection with the $60 million note purchase agreement previously discussed, a treasury lock agreement was entered into in an effort to limit the risk of future interest rate increases and fix rates at current levels at the time the agreement was committed to. A treasury lock agreement of identical notional amount was settled with a payment of $1,378,000 in 2001. This payment was recorded as a component of other comprehensive income and was being amortized to net income as additional interest expense such that the effective rate of the $60 million note purchase agreement was 7.44% ($102,000 of amortization was recorded in 2006). Coincident with the early retirement of the $60 million note purchase agreement, the remaining unamortized balance $(928,000) was reclassified to interest expense in 2007.

As discussed in Note 9, on January 1, 2000 ITT and Affiliates purchased the remaining 49.5% interest in the subsidiaries discussed in Note 1. The consideration for the purchase was in the form of notes payable to the former partner totaling $130,000,000. These notes bore interest at LIBOR plus one percent and contained payment terms of interest only for the first five years with equal annual principal payments over the remaining five-year term of the notes beginning December 31, 2005. These notes also contained terms that subordinated them to any current or future debt of IMTT Combined.

In December, 2005, the $130 million of notes of ITT and Affiliates payable to a former partner (see Note 9) were refinanced with a bank. Principal payments were revised to $13,000,000 annually from December 31, 2005 to December 31, 2010 with the remaining $52 million due December 23, 2012. Interest rates are the same as under the original notes payable to a former partner. IMTT Combined has guaranteed principal payments for the following amounts of this debt:

Effective Date - December 30, 2006	$13,000,000
December 31, 2006 - December 30, 2007	26,000,000
December 31, 2007 - December 30, 2008	39,000,000
December 31, 2008 - December 30, 2009	52,000,000
December 31, 2009 - December 30, 2010	65,000,000
December 31, 2010 - December 23, 2012	52,000,000

The refinanced debt retains the clause in the original note that it is subordinate to any current or future debt of IMTT Combined. Additionally, after December 31, 2009, if the ratio of debt to earnings before interest, taxes, depreciation and amortization of IMTT Combined exceeds a prescribed ratio, the outstanding debt balance is assumed by IMTT Combined from ITT and Affiliates. Further, the loan agreement restricts IMTT Combined and ITT and Affiliates from pledging assets unless the bank receives an equal security interest in such assets, consolidating or merging with another entity, or incurring a change of control, as defined. The guaranty of IMTT Combined could be accelerated if IMTT Combined defaults under any of its debt obligations. IHI is prohibited from selling or pledging its ownership interests in ITT and Affiliates and IMTT Combined.

With the objective of achieving a stable interest cost and reducing the risk of rising interest rates and expense related to this debt, interest rate swap agreements with two banks were entered into in 2001 with notional amounts and scheduled maturity terms exactly equal to that of the original notes to the former partner. Under these agreements, ITT and Affiliates were the fixed rate payers (7.1475%) and the banks were the floating rate payers. The floating rate was based on LIBOR (5.35% at December 31, 2006) determined monthly. Net interest expense incurred under these agreements for the year ended December 31, 2006 was $1,068,000 and is included in interest expense in the accompanying statement of income. The ITT and Affiliates obligations under these agreements were guaranteed by their wholly-owned subsidiary International-Matex Tank Terminals. On May 31, 2006, these interest rate swap agreements were amended (and the agreement of one of the banks was assigned to and assumed by the other bank that was a party to these agreements). The amendments resulted in an increase in the notional amount of the swap agreement to exactly match the terms of the December, 2005 refinancing of the notes payable to a former partner with a bank and a reduction in the fixed rate paid by ITT and Affiliates to 6.29%. No payments were made to settle the fair market value loss of the original agreements, but the fixed rate of the amended agreement was designed to repay this loss over the term of the amended agreement. As with the original agreements, payments thereunder are guaranteed by International-Matex Tank Terminals. Net interest expense incurred under this agreement for the years 2007 and 2006 was $1,113,000 and $686,000, respectively, and is included in interest expense in the accompanying income statements. The fair market value loss of the amended swap agreement of $7,150,000 at December 31, 2007 and $5,114,000 at December 31, 2006 has been included in other long-term liabilities in the accompanying balance sheets and the change in the fair market value for the year 2007 ($2,036,000 loss) and year 2006 ($794,000 gain) have been recorded in the accompanying statements of income in accordance with accounting for cash flow derivatives under SFAS No. 133.

(5) Employee benefits

Except for a plan covering certain employees covered by a collective bargaining agreement at the Lemont and Joliet, Illinois terminals, substantially all employees of IMTT Combined are eligible to participate in a defined benefit pension plan (the Plan). Benefits under the Plan are based on years of service and the employees' highest average compensation for a consecutive five year period. Coincident with the acquisition of terminal facilities in 1997 and 2007 by IMTT-Illinois, it became the sponsor of a defined benefit plan covering union employees at these terminals (Union Plan). Monthly benefits under this plan are computed based on a benefit rate in effect at the date of the participant's termination ($47.50 at November 1, 2007) multiplied by the number of years of service. The Partnerships' contributions to both plans are based on the recommendations of its consulting actuary.

The following table sets forth the obligations and assets (as well as changes therein) of both plans, the resulting funded status and amounts recognized in the accompanying financial statements. (The measurement date is October 31).

	2007		2006
	The Plan	Union Plan	The Plan	Union Plan
Changes in benefit obligation:
Benefit obligation at beginning of year	$55,698,000	$2,922,000	$46,678,000	$2,416,000
Service cost	3,316,000	150,000	2,965,000	151,000
Interest cost	3,304,000	172,000	2,966,000	148,000
Amendments	-	-	-	-
Assumption changes (gain) loss	(3,383,000)	(87,000)	6,607,000	266,000
Actuarial loss (gain)	(691,000)	(31,000)	418,000	(11,000)
Benefits paid	(3,889,000)	(73,000)	(1,728,000)	(48,000)
Settlement (Note 3)	-	-	(2,208,000)	-
Benefit obligation at end of year	$54,355,000	$3,053,000	$55,698,000	$2,922,000
Changes in plan assets:
Fair value of plan assets at beginning of year	$30,125,000	$2,393,000	$24,206,000	$1,939,000
Actual return on plan assets	5,433,000	342,000	2,591,000	210,000
Employer contribution	4,127,000	281,000	6,679,000	292,000
Benefits paid	(3,889,000)	(73,000)	(1,728,000)	(48,000)
Expenses paid	(24,000)	(2,000)	-	-
Settlement (Note 3)	-	-	(1,623,000)	-
Fair value of plan assets at end of year	$35,772,000	$2,941,000	$30,125,000	$2,393,000
Funded status	$(18,583,000)	$(112,000)	$(25,573,000)	$(529,000)
Unrecognized net transition obligation	-	-	-	-
Unrecognized net actuarial loss(gain)	-	-	13,613,000	707,000
Unrecognized prior service cost	-	-	1,454,000	119,000
Prepaid (accrued) benefit cost	-	-	(10,506,000)	297,000
Adjustment for minimum pension liability (Note 10)	-	-	-	(826,000)
Recognized pension (liability)	$(18,583,000)	$(112,000)	$(10,506,000)	$(529,000)
Less amount attributable to related entities (Note 3)	-	-	(256,000)	-
Pension (liability) recognized in balance sheet in other long-term liabilities	$(18,583,000)	$(112,000)	$(10,250,000)	$(529,000)

Minimum pension liability:
Accumulated benefit obligation			$38,128,000	$2,922,000
Less: Fair value of plan assets			30,125,000	2,393,000
Less: Accrued (prepaid) benefit cost			10,506,000	(297,000)
Minimum pension liability recognized			$-	$826,000

	2007		2006
	The Plan	Union Plan	The Plan	Union Plan
Components of minimum pension liability:
Accumulated other comprehensive income (Note 10)			$-	$707,000
Intangible asset			-	$119,000
Minimum pension liability			$-	$826,000
Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$5,808,000	$407,000
Prior service cost	1,283,000	107,000
Total	$7,091,000	$514,000

Components of net periodic benefit cost:
Service cost	$3,316,000	$150,000	$2,965,000	$151,000
Interest cost	3,304,000	172,000	2,966,000	148,000
Expected return on plan assets	(2,541,000)	(201,000)	(2,343,000)	(171,000)
Amortization of prior service cost	170,000	12,000	170,000	12,000
Amortization of transition obligation	-	-	-	-
Recognized net actuarial loss (gain)	863,000	42,000	585,000	37,000
Settlement (Note 3)	-	-	579,000	-
Net periodic benefit cost recognized in statement of income	$5,112,000	$175,000	$4,922,000	$177,000

Weighted average assumptions as of December 31:
Discount rate	6.25%	6.25%	5.60%	5.60%
Expected return on plan assets	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	5.47%	-	5.47%	-

As of December 31, 2007, the discount rate assumption used in the computation of benefit obligations was changed to 6.25% to better approximate returns available on high quality fixed income investments. The long-term rate of return of pension assets is based on historical results adjusted as necessary for future expectations.

Weighted average asset allocation:
Domestic equity funds	40.7%	40.7%	41.1%	40.7%
International equity funds	20.8%	20.7%	15.4%	15.3%
Domestic fixed income funds	-	-	38.8%	39.3%
Other	38.5%	38.6%	4.7%	4.7%
Total	100.0%	100.0%	100.0%	100.0%

Pension asset investment decisions are made with assistance of an outside paid advisor to achieve the multiple goals of high rate of return, diversification and safety.

Expected benefit payments as of December 31, 2007:	The Plan	Union Plan
Year 2008	$795,000	$106,000
Year 2009	1,023,000	115,000
Year 2010	1,120,000	118,000
Year 2011	1,372,000	122,000
Year 2012	1,672,000	131,000
Years 2013 - 2017	12,792,000	870,000

Anticipated contributions for 2008	$1,860,000	$-

The Partnerships provide post-retirement life insurance (coverage equal to 25% of final year compensation not to exceed $25,000) and health benefits (coverage for early retirees at least 62 years old on early retirement to age 65, reimbursement of Medicare premiums for the Bayonne terminal employees and some smaller health benefits no longer offered) to retired employees. The Partnerships adopted the accounting treatment for post-retirement benefits other than pensions as prescribed by SFAS No. 106 in 2006. As allowed by that accounting standard, the Partnerships elected to defer and amortize the January 1, 2006 transition obligation over ten years.

The following table sets forth the obligation and assets (as well as changes therein) of these plans, the resulting funded status and amounts recognized in the accompanying financial statements. The measurement date for plan assets and liabilities is December 31.

	2007	2006
Changes in benefit obligation:
Benefit obligation at beginning of year	$2,632,000	$3,512,000
Service cost	108,000	110,000
Interest cost	138,000	192,000
Actuarial (gain) loss	484,000	(1,025,000)
Benefits paid	(291,000)	(157,000)
Benefit obligation at end of year	$3,071,000	$2,632,000

Changes in plan assets:
Fair value of plan assets at beginning of year	$-	$-
Employee contribution	291,000	157,000
Benefits paid	(291,000)	(157,000)
Fair value of plan assets at end of year	$-	$-

Funded status	$(3,071,000)	$(2,632,000)
Unrecognized net transition obligation	-	3,161,000
Unrecognized net (gain)	-	(1,025,000)
Prepaid (accrued) benefit cost	$(3,071,000)	$(496,000)

	2007	2006
Amounts recognized in combined balance sheets consist of:
Current liabilities	$(220,000)	$(496,000)
Other long-term liabilities	(2,851,000)	-
	$(3,071,000)	$(496,000)

Amounts recognized in accumulated other comprehensive income consist of:
Transition obligation	$2,810,000
Net (gain)	(474,000)
Total	$2,336,000

Components of net periodic benefit cost:
Service cost	$108,000	$110,000
Interest cost	138,000	192,000
Amortization of transition obligation	351,000	351,000
Experience (gain)	(76,000)	-
Net periodic benefit cost of the plan	$521,000	$653,000

Weighted average assumptions as of December 31:
Discount rate	6.25%	5.60%
Rate of compensation increase	3.00%	3.00%

An 8.5% annual rate of increase in health care costs for the years 2006 and 2007 was assumed decreasing by .75% annually to a 5% annual level.

Expected benefit payments and contributions as of December 31, 2007:
Year 2008	$220,000
Year 2009	210,000
Year 2010	200,000
Year 2011	180,000
Year 2012	170,000
Year 2013 - 2017	980,000

Assumptions concerning health care cost trend rates can have a significant impact on plan costs and liabilities, as shown below as of and for the year 2007.

	Using stated	One percentage point
	assumptions	Decrease	Increase
Service cost	$108,000	$103,000	$115,000
Interest cost	138,000	133,000	143,000
Accumulated post retirement benefit obligation	3,071,000	2,950,000	3,178,000

Accumulated other comprehensive income at December 31, 2007 contains $20,000 of net actuarial losses, $182,000 of prior service cost and $351,000 of net transition obligation for the foregoing defined benefit pension and post retirement health/life plans expected to be recognized as components of net periodic benefit cost in 2008.

SFAS 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” requires, among other things, the recognition of the funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and post employment benefit plans on the balance sheet. The initial impact of the standard due to unrecognized prior service costs or credits, net actuarial gains or losses and net transition obligations are recognized as a component of accumulated other comprehensive income. SFAS 158 requires initial application for private companies for fiscal years ending after June 15, 2007. IMTT Combined adopted SFAS 158 as of December 31, 2007. The following table summarizes the impact of the initial adoption of SFAS 158 on the December 31, 2007 balance sheet:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Current liabilities	$47,849,000	$220,000	$48,069,000
Other long-term liabilities	62,047,000	9,015,000	71,062,000
Partners’ capital	377,327,000	(9,235,000)	368,092,000

The Partnerships have established a supplementary, non-qualified benefit plan for certain management employees whose compensation exceeds the maximum eligible for inclusion in the qualified defined benefit plan. Under this plan, the Partnerships fund additional compensation to the affected employees on a pre-tax basis that will allow them to make a contribution to a separate investment account which the employees own that will provide the actuarial equivalent of the benefits available as if all of the employees’ compensation had been included in the qualified defined benefit plan. Expense related to this plan is recorded as additional compensation and primarily included in general and administrative expense in the accompanying financial statements ($239,000 in 2007 and $664,000 in 2006).

The Partnerships have established defined contribution Section 401 (k) employee benefit plans. Under the primary plan, employees who are eighteen years old and have six months of service are eligible to participate. Employees may contribute up to the maximum allowable for Federal income tax purposes and the Partnerships' matching contribution is determined each year by management. In both 2007 and 2006, the Partnerships elected to match 5% of employee contributions. Total expense for the 401 (k) plans recognized for 2007 and 2006 was $169,000 and $157,000, respectively.

The Partnerships purchase life insurance for certain management employees and provide for the repayment of premiums paid through deferred compensation arrangements. Under this program, various amounts of life insurance are purchased and paid for by the Partnerships and receivables are recorded from each management employee, along with accrued interest. At retirement or termination of service, funds are provided to the plan participants under deferred compensation agreements to provide for the repayment of premiums paid and ownership of the policies is transferred at that time. Expense related to the deferred compensation arrangements is recorded annually as employee service is rendered to the Partnerships. Expense associated with providing this benefit of $436,000 and $398,000 for 2007 and 2006, respectively, is recorded in general and administrative expense in the accompanying financial statements.

(6) Commitments and contingencies

IMTT Combined is involved in various lawsuits, claims and inquiries (including environmental matters) which are routine to the nature of its business. Management believes that resolution of these matters will not result in any material adverse effect on the financial statements.

Many of the entities comprising IMTT Combined are subject to compliance with federal and state environmental regulations, some of which require environmental remediation and ongoing monitoring activities. Depending upon the nature and circumstances of such activities, certain of the expenditures related thereto have been recorded as operating expenses in the accompanying income statements and others are capitalized as such expenditures are incurred.

A summary of these environmental remediation matters follows.

As a result of an equipment failure and subsequent product release and clean-up in 2003 in Richmond, California, a consent order was entered into requiring the California terminal to implement enhanced containment systems to mitigate the effect of future accidental releases. This containment system was completed in 2007.

An accidental product release and subsequent clean-up at the Lemont, Illinois terminal revealed a more extensive contamination problem which existed at the time of the purchase of this facility from its former owners. The Lemont terminal entered into a consent order with the state of Illinois to remediate the contamination. Remediation is also required as a result of the renewal of a lease with a government agency for a portion of the terminal. This remediation effort, consisting of among other things, the implementation of extraction and monitoring wells and soil treatment, is estimated to span a period of ten to twenty years or more at a cost of $10 million to $15 million.

The Bayonne, New Jersey terminal which has been acquired and aggregated over a 23 year period, contains pervasive remediation requirements that were assumed at the time of purchase from the various former owners. One former owner retained environmental remediation responsibilities for a purchased site as well as sharing other remediation costs. These remediation requirements are documented in two memoranda of agreement and an administrative consent order with the state of New Jersey. Remediation efforts entail removal of free product, soil treatment, repair/replacement of sewer systems, and the implementation of containment and monitoring systems. These remediation activities are estimated to span a period of ten to twenty or more years at a cost ranging from $40.3 to $61.6 million.

The remediation activities described previously at the three terminals are estimated based on currently available information, in undiscounted U.S. dollars and are inherently subject to relatively large fluctuation. Management believes that the cost of the foregoing remediation activities ($50.3 million to $76.6 million in total) is capitalizable in accordance with generally accepted accounting principles (E.I.T.F. 90-8) as such costs are recoverable and improve the property as compared with its condition when acquired and either 1) extend the life, increase the capacity or improve the safety and/or efficiency of the property or 2) mitigate or prevent environmental contamination that has yet to occur that may result from future operations or activities. During 2007 and 2006 approximately $6.1 million and $3.7 million, respectively, of such expenditures were incurred and capitalized within property, plant and equipment. For the years ended December 31, 2007 and 2006 approximately $3.6 million and $3.4 million, respectively, of environmental related cost that did not meet the capitalization criteria were charged to operations.

In 2005, IMTT Combined entered into a commitment to construct and operate a chemical liquid logistics facility in Geismar, Louisiana with an estimated total cost of $179,000,000. At December 31, 2007, $122.3 million of costs related to this project has been incurred and included in property, plant and equipment in the accompanying balance sheet. Completion of construction is estimated by mid 2008.

Hurricane Katrina struck the Gulf Coast of the United States on August 29, 2005 and affected three of the terminals as well as the environmental response operation owned by IMTT Combined located in south Louisiana. With the exception of deductibles under its property and liability insurance coverages ($325,000, which were expensed in 2005) and certain betterments which were undertaken in connection with the repair of storm damage (and capitalized as additions to fixed assets), all expenditures incurred in the repair and clean up of Hurricane Katrina related damages were reimbursed by insurance coverage. All of the affected facilities returned to operation shortly after the storm with relatively insignificant loss of revenue, some of which was recovered from business interruption insurance and certain costs incurred in the temporary relocation of the headquarters office which were expensed in 2005 were also reimbursed by insurance. 2007 other income includes a $1,247,000 gain related to the final settlement of this insurance claim.

(7) Income taxes

IHI Consolidated provides for income taxes in accordance with the asset and liability method as prescribed by SFAS No. 109. The components of the income tax expense shown in the accompanying income statements are as follows:

	2007			2006
	Current	Deferred	Total	Current	Deferred	Total
U.S. federal	$680,000	$4,825,000	$5,505,000	$726,000	$12,161,000	$12,887,000
State and local	1,306,000	680,000	1,986,000	1,040,000	2,632,000	3,672,000
Foreign	(552,000)	137,000	(415,000)	-	-	-
Total income tax expense	$1,434,000	$5,642,000	$7,076,000	$1,766,000	$14,793,000	$16,559,000

Income tax expense differs from income tax computed at the U.S. federal statutory rate of 35% of income before income taxes as shown in the accompanying financial statements, as follows:

	2007	2006
Income tax expense based on U.S. federal statutory rate	$5,796,000	$13,011,000
State income tax provisions, net of federal income tax benefit	1,686,000	2,802,000
Adjustments to actual tax returns	161,000	842,000
Foreign income tax provisions	(415,000)	-
Others, net	(152,000)	(96,000)
Total income tax expense recorded in accompanying financial statements	$7,076,000	$16,559,000

Deferred income taxes have been recorded in the accompanying balance sheets for the tax effects of temporary differences that impact the financial statements and income tax returns in different periods, offset partially by carryforwards for federal and state income tax purposes of unused net operating losses and tax credits. The primary components of deferred income tax liabilities (assets) are as follows:

	2007	2006
Fixed asset basis differences	$133,473,000	$125,571,000
Pension expense in excess of contributions	(4,062,000)	(4,365,000)
Interest rate swap agreement differences	(10,825,000)	(2,357,000)
Other comprehensive income items	(2,930,000)	(503,000)
Net operating loss and tax credit carryforwards	(19,870,000)	(26,978,000)
Others, net	(4,638,000)	(4,038,000)
Net deferred taxes as shown in accompanying balance sheets	$91,148,000	$87,330,000

Deferred income taxes are classified as follows in the accompanying balance sheets.

	2007	2006
Current tax (asset)	$(4,294,000)	$(3,877,000)
Deferred tax liability	95,442,000	91,207,000
Net deferred tax liability	$91,148,000	$87,330,000

There is no valuation allowance for deferred tax assets at December 31, 2007 or 2006 as management believes deferred tax assets will be realized through future operations and the reversal of taxable temporary differences.

Net operating loss (N.O.L.) and tax credit carryforwards outstanding as of December 31, 2007 expire as follows:

Year of Expiration	Federal N.O.L.	State N.O.L.
2008	-	2,511,000
2009	-	4,101,000
2010	-	3,649,000
2011	-	8,817,000
2012	-	8,514,000
2013	-	5,527,000
2014	-	3,661,000
2015	-	470,000
2016	-	2,660,000
2017	78,000	15,602,000
2018	-	12,382,000
2019	-	7,363,000
2020	3,000	2,180,000
2021	49,000	3,342,000
2022	-	9,102,000
2023	5,200,000	7,000
2024	21,751,000	7,000
2025	499,000	8,000
2026	347,000	7,000
2027	420,000	55,000
	$28,347,000	$89,965,000

$5,735,000 of federal alternative minimum tax credits have unlimited carryforward periods.

(8) Fair value of financial instruments

The fair value of financial instruments (as defined by SFAS Statement No. 107) contained in the accompanying balance sheets approximates the carrying amount for all assets and liabilities except for the two note purchase agreements totaling $110 million included in long-term debt in the accompanying balance sheets at December 31, 2006, whose estimated fair market value was approximately $119 million.

(9) Change in ownership

In January, 2000 International Tank Terminals, L.L.C. and its affiliates acquired Van Ommeren Tank Terminals Gulf Coast, Inc. and affiliates' interest in each of the entities comprising IMTT Combined. The consideration for the purchase was in the form of $130 million of notes payable to the Van Ommeren affiliates by International Tank Terminals, L.L.C. and its affiliates. These notes bore interest at LIBOR plus one percent and contained payment terms of interest only for the first five years with equal annual principal payments over the remaining five year term of the notes. Although International Tank Terminals, L.L.C. and its affiliates were the makers of these notes, they contained additional terms that subordinated them to any current or future debt of IMTT Combined. As a result of the application of the push down accounting method to this transaction in 2000, total equity and assets (primarily fixed assets) were increased by approximately $42,209,000 and depreciation and amortization expense related thereto increased $3,490,000 annually. As described more fully in Note 4, these notes were refinanced with a bank in December, 2005.

On May 1, 2006, Loving Enterprises, Inc. (Loving) which was the 100% owner of International Tank Terminals, L.L.C. and its affiliates (owners of 100% of IMTT Combined), transferred a 50% interest to Macquarie Infrastructure Company Trust for $250 million and Loving changed its name to IMTT Holdings Inc. Certain costs related to this transaction totaling approximately $8.1 million have been charged against the proceeds and the net amount of $241.9 million was recognized in shareholders’ equity.

(10) Accumulated other comprehensive income

Partners’ capital includes accumulated other comprehensive income. Changes in the components of accumulated other comprehensive income for 2007 and 2006 are as follows:

	Derivatives	Minimum Pension Liability	Foreign Currency Translation	Pension and Post Retirement Plans	Accumulated Other Comprehensive Income/ (Loss)
Balance, December 31, 2005	$(623,000)	$(529,000)	$548,000	$-	$(604,000)
Other comprehensive income (loss) for the year	29,000	(179,000)	-	-	(150,000)
Balance, December 31, 2006	$(594,000)	$(708,000)	$548,000	$-	$(754,000)
Other comprehensive income (loss) for the year	594,000	-	1,287,000	-	1,881,000
Adjustment of Accumulated OCI on adoption of SFAS #158 (Note 5), net of tax effects	-	708,000	-	(6,213,000)	(5,505,000)
Balance, December 31, 2007	$-	$-	$1,835,000	$(6,213,000)	$(4,378,000)

(11) Subsequent event

Subsequent to December 31, 2007 accrued dividends to shareholders of $14,000,000 were paid.

(12) Future minimum rental revenue

Future minimum rental revenues for the remaining unexpired term of lease agreements in existence at December 31, 2007 for terminal storage capacity are as follows.

Year	Amounts
2008	$188,291,000
2009	162,137,000
2010	131,791,000
2011	80,310,000
2012	52,000,000
2013 and thereafter	42,228,000
Total	$656,757,000

(13) Tax-exempt bond escrow investments

As discussed in Note 4, tax-exempt bond proceeds totaling $55,525,000 at December 31, 2007 are held in escrow to fund future construction costs. $4,131,000 of these investments are composed of a highly liquid money market fund which invests predominantly in U.S. Treasury securities or other funds which invest in similar securities. The balance consists of held-to-maturity debt securities as shown below.

	Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Held-to-maturity:
Corporate debt securities	$51,394,000	$19,000	$-	$51,413,000

The fair value of held-to-maturity corporate debt securities is based on quoted market prices for these or similar investments.

Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2007:

	Carrying Amount	Fair Value
Due in less than one year	$51,394,000	$51,413,000

(14) Additional balance sheet detail

Additional detail of the components of certain balance sheet captions follows.

	2007	2006
Prepaid expenses and deposits:
Prepaid insurance	$3,271,000	$3,333,000
Deferred income tax asset	4,294,000	3,877,000
Prepaid income taxes	2,397,000	-
Other	1,029,000	234,000
Total	$10,991,000	$7,444,000

Other assets:
Deferred compensation plan receivables/investments	$4,346,000	$4,198,000
Deferred dredging costs	2,496,000	4,361,000
Deposits	1,181,000	1,154,000
Other	391,000	534,000
Total	$8,414,000	$10,247,000

Accrued liabilities:
Utilities	$1,972,000	$1,645,000
Damage claim settlement accrual	2,925,000	3,175,000
Accrued payables	4,661,000	2,135,000
Health claims	1,960,000	1,838,000
Vacation pay	1,657,000	1,514,000
Workmen’s compensation claims	2,288,000	1,252,000
Deferred revenue - current portion	2,494,000	486,000
Interest	4,661,000	5,527,000
Other	4,004,000	3,881,000
Total	$26,622,000	$21,453,000

Other long-term liabilities:
Swap mark-to-market liabilities	$26,682,000	$5,815,000
Deferred revenue	22,656,000	15,350,000
Pension benefits	18,695,000	10,779,000
Deferred compensation	6,215,000	5,600,000
Retiree health/life benefits	2,851,000	-
Other	1,113,000	510,000
Total	$78,212,000	$38,054,000

(15) Accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2007, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115,” which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.

In December 2007, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 160 (SFAS No. 160), “Noncontrolling Interest in Consolidated Financial Statements - an amendment of ARB No. 51.” SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this statement requires that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.

Emerging Issues Task Force Issues No. 06-4 and 06-10 affect the accounting for deferred compensation and split-dollar life insurance arrangements for periods beginning after December 15, 2007.

FASB Interpretation No. 48 clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109 and also requires additional disclosures concerning uncertain income tax positions. As a non-public entity this interpretation is effective for IHI Consolidated beginning in 2008.

IHI Consolidated does not expect the adoption of the foregoing accounting standards to have a material impact on its results of operations or financial position.